FORM 52-109FV2

CERTIFICATION OF INTERIM FILINGS - VENTURE ISSUER BASIC CERTIFICATE

I, J. Michael Scureman, the Chief Executive Officer of Unbridled Energy Corporation, certify the following:

1.

Review:  I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Unbridled Energy Corporation (the “issuer”) for the interim period ended September 30, 2009.

2.

No misrepresentations:  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation:  Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  November 25, 2009

“J. Michael Scureman”

J. Michael Scureman,

Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109.  In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

(i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

FORM 52-109FV2

CERTIFICATION OF INTERIM FILINGS - VENTURE ISSUER BASIC CERTIFICATE

I, Tiffany Neckerman, the Chief Financial Officer of Unbridled Energy Corporation, certify the following:

1.

Review:  I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Unbridled Energy Corporation (the “issuer”) for the interim period ended September 30, 2009.

2.

No misrepresentations:  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation:  Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  November 25, 2009

“Tiffany Neckerman”

Tiffany Neckerman,

Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109.  In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

(i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.